FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc - Result of Annual General Meeting
28 April 2022

Following the Annual General Meeting held today at Gogarburn, Edinburgh EH12 1HQ, NatWest Group plc (the "Company") announces the results of the poll vote for each resolution as follows. Resolutions 19, 20, 22, 23 and 25 to 27 were passed as special resolutions.

	VOTESFOR	%	VOTESAGAINST	%	% of ISC VOTED	VOTESWITHHELD
Resolution 1 To receive the 2021 Report and Accounts	36,256,226,628	99.99	4,270,580	0.01	85.71%	400,147,260
Resolution 2 To approve the Directors' Remuneration Policy	33,883,943,928	92.75	2,649,384,392	7.25	86.36%	126,953,196
Resolution 3 To approve the Annual Report on Remuneration in the Directors' Remuneration Report	36,237,314,672	98.87	414,528,384	1.13	86.64%	8,356,700
Resolution 4 To declare a final dividend of 7.5 pence per ordinary share	36,636,298,020	99.94	21,477,236	0.06	86.65%	2,497,336
Resolution 5 To re-elect Howard Davies as a Director	35,837,758,484	97.77	817,139,400	2.23	86.65%	5,349,548
Resolution 6 To re-elect Alison Rose-Slade as a Director	36,349,901,100	99.17	305,126,148	0.83	86.65%	5,145,304
Resolution 7 To re-elect Katie Murray as a Director	36,633,538,964	99.95	18,950,896	0.05	86.64%	7,679,172
Resolution 8 To re-elect Frank Dangeard as a Director	29,459,990,820	80.38	7,191,766,308	19.62	86.64%	8,407,008
Approval of Frank Dangeard'sre-election by independent shareholders only	9,062,860,492	55.76	7,191,766,308	44.24	79.69%	8,407,008
Resolution 9 To re-elect Patrick Flynn as a Director	36,333,533,172	99.14	316,877,396	0.86	86.64%	9,748,576
Approval of Patrick Flynn's re-election by independent shareholders only	15,936,402,844	98.05	316,877,396	1.95	79.68%	9,748,576
Resolution 10 To re-elect Morten Friis as a Director	36,043,546,816	98.35	605,984,960	1.65	86.63%	10,641,032
Approval of Morten Friis' re-election by independent shareholders only	15,646,416,488	96.27	605,984,960	3.73	79.68%	10,641,032
Resolution 11 To re-elect Robert Gillespie as a Director	35,818,344,152	97.73	833,133,592	2.27	86.64%	8,695,264
Approval of Robert Gillespie's re-election by independent shareholders only	15,421,213,824	94.87	833,133,592	5.13	79.69%	8,695,264
Resolution 12 To re-elect Yasmin Jetha as a Director	36,641,708,504	99.97	10,362,796	0.03	86.64%	8,097,336
Approval of Yasmin Jetha's re-election by independent shareholders	16,244,578,176	99.94	10,362,796	0.06	79.69%	8,097,336
Resolution 13 To re-elect Mike Rogers as a Director	36,273,002,496	98.97	378,076,752	1.03	86.64%	9,085,040
Approval of Mike Rogers're-election by independent shareholders only	15,875,872,168	97.67	378,076,752	2.33	79.69%	9,085,040
Resolution 14 To re-elect Mark Seligman as a Director	36,274,797,056	98.97	376,576,944	1.03	86.64%	8,784,408
Approval of Mark Seligman's re-election by independent shareholders only	15,877,666,728	97.68	376,576,944	2.32	79.69%	8,784,408
Resolution 15 To re-elect Lena Wilson as a Director	36,575,947,996	99.79	75,845,056	0.21	86.64%	8,369,252
Approval of Lena Wilson's re-election by independent shareholders only	16,178,817,668	99.53	75,845,056	0.47	79.69%	8,369,252
Resolution 16 To re-appoint Ernst & Young LLP as auditors	36,349,451,420	99.16	306,680,040	0.84	86.65%	4,153,096
Resolution 17 To authorise the Group Audit Committee to fix the remuneration of the auditors	36,650,358,236	99.98	5,779,880	0.02	86.65%	4,150,160
Resolution 18 To renew the directors' authority to allot shares in the Company	36,146,651,372	98.61	508,649,596	1.39	86.65%	4,648,036
Resolution 19 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with an offer or issue of equity securities	36,579,472,708	99.81	68,342,980	0.19	86.63%	12,166,628
Resolution 20 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with the purposes of financing a transaction	36,008,025,720	98.25	641,460,572	1.75	86.63%	10,496,888
Resolution 21 To renew the directors' authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares in relation to Equity Convertible Notes	36,345,253,068	99.17	304,289,184	0.83	86.63%	10,362,356
Resolution 22 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with Equity Convertible Notes	36,239,519,588	98.89	408,369,452	1.11	86.63%	12,013,976
Resolution 23 To renew the authority to permit the holding of General Meetings on 14 clear days' notice	35,943,283,764	98.06	711,583,004	1.94	86.65%	4,608,252
Resolution 24 To renew the authority in respect of political donations and expenditure by the Company in terms of Section 366 of the Companies Act 2006	36,449,960,888	99.44	206,463,928	0.56	86.65%	3,391,748
Resolution 25 To renew the authority for the Company to purchase its own shares on a recognised investment exchange	36,325,720,640	99.10	330,224,316	0.90	86.65%	4,272,700
Resolution 26 To renew the authority to make off-market purchases of ordinary shares from HM Treasury	16,225,472,008	99.80	32,545,616	0.20	38.43%	846,227,124
Resolution 27 To authorise the Company to make off-market purchases of preference securities	36,614,870,408	99.89	40,199,816	0.11	86.65%	4,764,524
Resolution 28 To support the "Say on Climate" resolution	33,666,256,300	92.58	2,698,582,140	7.42	85.96%	295,378,568

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes
"For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, a copy of the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

A full text of the resolutions can be found in the Notice of Meeting which is available on the Company's website at www.natwestgroup.com.

Resolution 8
The Board is pleased that all resolutions were passed at today's AGM and would like to thank shareholders for their engagement and support throughout the year. We note, however, that resolution 8 (re-election of Frank Dangeard) was passed with a lower level of support, particularly on the vote by independent shareholders.

The Company complies with regulatory limits on the number of directorships that directors of significant banks can hold. Non-executive directors' time commitment is considered at least annually during year-end review meetings with the Chairman, and also by the Board whenever a director seeks approval for a new external appointment.

The Board understands however that some shareholders have expressed concerns regarding the number of directorships that Mr Dangeard holds. The Chairman intends to engage with and listen to shareholders to understand their concerns.

Mr Dangeard brings considerable business experience and global expertise to the Board. Mr Dangeard attended all scheduled Board and Committee meetings during the year. The Board is entirely comfortable that Mr Dangeard is able to devote sufficient time to his duties and greatly values his contribution.

As at 26 April 2022 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 42,278,361,232.

Contact

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 April 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary